Exhibit 99.2

ERMENEGILDO ZEGNA GROUP ENDS FULL YEAR 2023 ON A STRONG NOTE WITH ACCELERATED GROWTH IN THE FOURTH QUARTER

•Revenues1 for FY 2023 reach €1.9 billion, up 27.6% year-over-year, with an organic2 growth rate of 19.3%.

•Revenues1 for 4Q 2023 reach €570 million, up 40.1% year-over-year, with an organic2 growth rate of 19.6%, accelerating from 11.3% in 3Q 2023

•Strong revenue growth in both ZEGNA and Thom Browne direct-to-consumer channels thanks to robust demand across both brands.

January 31, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), owner of the ZEGNA and Thom Browne brands and exclusive licensee for the Tom Ford Fashion business, today announced preliminary unaudited revenues of €1.9 billion for the full year 2023, up 27.6% year-over-year and up 29.7% year-over-year on a constant currency basis3, with an organic growth rate of 19.3%. Revenues for the fourth quarter of 2023 were €570 million, up 40.1% year-over-year and up 42.9% year-over-year on a constant currency basis, with an organic growth rate of 19.6%.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “I am very proud of the Group’s success over the past year, which is demonstrated by our strong and continued revenues growth. The significant increase in our revenues in 2023, and especially from our network of directly operated stores, is a clear indication that demand for our brands remains healthy, and that we are successfully executing our strategy to increase their desirability and solidify their position as leaders in the luxury market. The continuing improvement in the ZEGNA brand productivity, in particular, is a testament to the strength of our execution, supported by our successful merchandising and CRM. Our integrated supply chain benefits all three of our brands and drives ZEGNA’s leadership in Made-to-Measure and product customization. We are focused on further enhancing our Made-to-Measure and personalization offering with the introduction and ongoing rollout of ZEGNA X, which is empowering our style advisors to further serve our customers using the latest technology.”

“While we have seen broad-based strength, I am particularly pleased by the continued growth in EMEA and the very positive performance in the US, which was driven by strong double-digit ZEGNA sales via the retail channel. These strengths, coupled with the rebound in the Greater China Region, are testaments to the soundness of our long-term strategy. Our performance across all our key geographies reflects the plans we set out at our second Capital Markets Day at the NYSE in December 2023 and charts a path forward to reach our medium-term goals even in an environment that remains challenging, with the invaluable contributions of our management team and all our employees across the Group and its brands.”

Recent Highlights

•ZEGNA Renews Eyewear Partnership with Marcolin

On January 30, 2024, ZEGNA announced the renewal of its licensing agreement with Marcolin to produce of ZEGNA-branded eyewear, which will now continue through the end of 2030. The renewal continues the strong partnership built between the companies since it was launched in 2015.

•ZEGNA 2024 Milan Men’s Fashion Week Show

On January 15, 2024, ZEGNA transformed a large industrial space into an “Oasi of Cashmere” for its Fall 2024 Men’s fashion show in Milan. The presentation showcased new designs from artistic director Alessandro Sartori for the brand’s Oasi Cashmere collection, focusing on elements that can be combined in many ways to reflect each customer’s sense of style. The collection was incredibly well received and praised for the way in which it brought high-quality raw materials to life.

•ZEGNA Begins Direct Operations of its Business in Korea

Pursuant to the agreement announced on October 24, 2023 between ZEGNA and its South Korean franchise partner, as of January 1, 2024, the Group began directly operating the ZEGNA Business in South Korea. This involved the conversion of the 16 ZEGNA stores in the region to direct-to-consumer points of sale.
1 Throughout this press release, FY 2023 and 4Q 2023 revenues are preliminary and unaudited.
2 Organic growth is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 8 of this press release for the definition of such non-IFRS financial measure and a reconciliation to the most directly comparable IFRS measure.
3 Revenue growth at constant currency is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 8 of this press release for the definition of such non-IFRS financial measure.

•ZEGNA Signs New License Agreement for Fragrances and Cosmetics

On November 6, 2023, ZEGNA announced a long-term license agreement with Give Back Beauty for the creation, production, marketing and distribution of fragrances and cosmetics products under the ZEGNA brand worldwide.

•Upcoming TOM FORD FASHION and Thom Browne Fashion Shows

Thom Browne’s FW24 Fashion Show in set to take place in New York on February 14, 2024, and the TOM FORD FASHION FW24 Fashion Show will take place in Milan on February 22, 2024.

Review of Preliminary Unaudited Revenues for the Full Year 2023 and the Fourth Quarter of 2023

For the full year 2023, Zegna Group generated revenues of €1,905 million, an increase of 27.6% year-over-year. On a constant currency basis, revenues grew by 29.7% year-over-year, with an organic growth rate of 19.3%. In the fourth quarter of 2023, the Group generated revenues of €570 million, an increase of 40.1% year-over-year. On a constant currency basis, revenues grew by 42.9%, with an organic growth rate of 19.6% for the period. Revenues growth in the fourth quarter of 2023 accelerated from the 20.8% year-over-year growth reported in the third quarter of 2023 (on a constant currency basis, revenues growth was 25.0% in the third quarter, with an organic growth rate of 11.3% for the same period).

Revenues by Segment

Zegna Segment4: For the full year 2023, revenues for the Zegna segment amounted to €1,322 million, up 12.4% year-over-year and 13.8% year-over-year on a constant currency basis, with an organic growth rate of 19.5%. Revenues for the fourth quarter of 2023 were €385 million, up 15.2% year-over-year and up 17.0% on a constant currency basis, with an organic growth rate of 18.2%. The ZEGNA brand’s strong direct-to-consumer (“DTC”) strategy continued to drive revenues for the segment, more than offsetting lower wholesale revenues that resulted from the planned change to a new drop-based merchandising strategy, whereby some Spring/Summer 2024 deliveries were purposely shifted from 4Q 2023 to 1Q 2024.

Thom Browne Segment: For the full year 2023, revenues for the Thom Browne segment amounted to €380 million, up 14.9% year-over-year and up 18.3% year-over-year on a constant currency basis, with an organic growth rate of 17.8% for the year. Revenues for the fourth quarter came in at €99 million, up 30.2% year-over-year and 35.0% on a constant currency basis, with an organic growth rate of 24.6%. The fourth quarter growth reflected the expansion in the brand’s direct-to-consumer channel, as well as strong wholesale deliveries compared to the low base of 4Q 2022, which was due to a different timing of shipments during the course of 2022, when compared to 2023.

Tom Ford Fashion Segment4: Revenues for the Tom Ford Fashion segment since its consolidation on April 29, 2023, came in at €236 million, of which €97 million was recognized in the fourth quarter of the year, reflecting strong performance during the holiday season.

Inter segment eliminations grew from -€15 million in FY 2022 to -€33 million in FY 2023 mainly as a result of the acquisition of TFI since Tom Ford products revenues, previously recorded in Third Party Brands, are recorded as intercompany starting from April 29, 2023.

Revenues by Product Line

Zegna-Branded Products: For the full year 2023, revenues for Zegna-branded products were €1,109 million, up 20.1% year-over-year and up 22.3% on a constant currency basis, with an organic growth rate of 22.3%. Revenues for 4Q 2023 were €326 million, up 18.8% year-over-year and up 20.9% on a constant currency and organic growth basis. In 2023, luxury leisurewear revenues grew at a faster rate than the brand’s average and now constitute approximately 50% of Zegna-branded product revenues. Footwear also outperformed the brand’s average growth rate and now make up 13% of product line revenues, while formalwear and MTM also continued to see dynamic growth. The growth in Zegna-branded products reflects the desirability of the brand and the strong appeal of luxury leisurewear and shoes supports the Group’s strategy to meet changing consumer needs, while maintaining focus on quality.

Thom Browne: For the full year 2023, revenues for the Thom Browne product line were €378 million, up 14.7% year-over-year and up 18.0% on a constant currency basis, with an organic growth rate of 17.5%. Revenues for 4Q 2023 came in at €98 million, up 29.9% year-over-year and up 34.8% on a constant currency basis, with an organic growth rate of 24.3%. The strong growth came on the back of the brand’s DTC expansion strategy, as well as from the focus on womenswear, which continues to grow at a faster pace and reached 30% of the total Thom Browne’s revenues in FY 2023.

4 As a result of organizational changes within the Group and changes in the information provided to the CODM for the purposes of making strategic decisions relating to the assessment of performance and the allocation of resources, revenues from Pelletteria Tizeta which were allocated to the Zegna segment in the semi-annual report, are now presented within the Tom Ford Fashion segment for the year ended December 31, 2023.

Tom Ford Fashion: For the full year 2023, revenues for the Tom Ford Fashion product line, calculated as of its consolidation on April 29, 2023, came in at €236 million. Revenues for 4Q 2023 came in at €97 million.

Textile: For the full year 2023, revenues for the Group’s Textile product line amounted to €151 million, up 10.4% year-over-year and up 9.4% on a constant currency basis, with an organic growth rate of 9.5%. 4Q 2023 revenues were €42 million, up 13.1% year-over-year and up 12.0% on a constant currency basis, with an organic growth rate of 12.1%. The double-digit growth in Textile revenues was supported in particular by Lanificio Zegna.

Third-Party Brands: For the full year 2023, revenues for the Third-Party Brands product line were €25 million, down 74.1% year-over-year and down 74.2% on a constant currency basis, with an organic growth rate of -17.4%. 4Q 2023 revenues came in at €5 million, down 70.6% year-over-year and down 69.9% on a constant currency basis, with an organic growth rate of -33.5%. The revenues of the Third-Party Brands product line was impacted by the end of the distribution licensing agreement for Tom Ford International5.

Revenues by Channel

Direct-to-Consumer (DTC): DTC revenues for the full year 2023 amounted to €1,265 million, up 37.8% year-over-year and up 42.1% on a constant currency basis, with an organic growth rate of 24.5%. DTC revenues made up 66.4% of Group revenues in FY 2023, up from 61.5% in FY 2022. Of that, €945 million came in from Zegna-branded products, up 22.4% year-over-year and up 25.4% on a constant currency basis and organic growth. This reflects strong double-digit growth across all markets thanks to significant productivity gains in all the quarters of the year, and the contribution of 14 net DTC openings to reach a total of 253 DTC monobrand stores as of December 31, 2023. Revenues from Thom Browne DTC amounted to €183 million, up 25.9% year-over-year and up 34.1% on a constant currency basis, with an organic growth rate of 19.7%, reflecting, among other factors, the shift of the South Korean business from wholesale to DTC and an additional six net new openings to reach a total of 86 DTC monobrand stores as of December 31, 2023. Tom Ford Fashion contributed €136 million in DTC revenues since its consolidation on April 29, 2023.

For 4Q 2023, DTC revenues amounted to €400 million, up a significant 46.3% year-over-year and up 50.6% on a constant currency basis, with an organic growth rate of 24.3%. This represented an acceleration from the third quarter organic growth rate of 12.9%, mainly driven by the ZEGNA brand. Zegna-branded products contributed €284 million in DTC revenues in 4Q 2023, up 23.4% year-over-year and up 26.3% on a constant currency and organic growth basis (compared with 14.0% in 3Q 2023), sustained by strong double-digit same store sales growth in most geographies, including a nearly 40% increase in the Greater China Region. DTC revenues for Thom Browne in 4Q 2023 came in at €57 million, up 33.0% year-over-year and up 41.4% on a constant currency basis, with an organic growth rate of 13.3%. For 4Q 2023, Tom Ford Fashion DTC revenues were €58 million.

Wholesale: Wholesale revenues for the full year 2023 amounted to €635 million, up 11.3% year-over-year and up 10.7% on a constant currency basis, with an organic growth rate of 9.6%. Of that, €164 million came in from Zegna-branded products, where wholesale revenues were up 8.4% year-over-year and up 7.0% on a constant currency and organic growth basis. Thom Browne wholesale revenues reflected the conversion of the South Korean points of sales from wholesale to DTC on July 1, 2023, and came in at €195 million for the year, up 5.8% year-over-year and up 6.0% on a constant currency basis, with an organic growth rate of 15.7%. Since its consolidation on April 29, 2023, Tom Ford Fashion wholesale revenues were €99 million. Third-Party Brands and Textile contributed €176 million, down 24.8% year-over-year and down 25.5% on a constant currency basis, with an organic growth rate of 5.8%.

For 4Q 2023, Group wholesale revenues came in at €169 million, up 27.6% year-over-year and up 27.5% on a constant currency basis, with an organic growth rate of 8.9%. Zegna-branded products wholesale revenues for 4Q 2023 amounted to €42 million, down 5.5% year-over-year and down 6.5% on a constant currency and organic growth basis. The drop was mainly attributable to the conversion from wholesale into retail of the Saks Fifth Avenue New York location, and to the planned shift to a drop-based merchandising strategy, whereby a portion of planned Spring/Summer 2024 deliveries were purposely shifted from 4Q 2023 to 1Q 2024. Thom Browne wholesale revenues for 4Q 2023 came in at €41 million, up 25.8% year-over-year and up 26.5% on a constant currency basis, with an organic growth rate of 39.7%. Thom Browne’s wholesale revenues reflected the low base of 4Q 2022, which was due to a different timing of shipments during the course of 2022, when compared to 2023, while being also affected by the South Korean business being moved from wholesale to retail after its internalization. Tom Ford Fashion wholesale revenues for the quarter came in at €38 million. Third-Party Brands and Textile contributed €48 million in 4Q 2023, down 14.2% year-over-year and down 14.3% on a constant currency basis, with an organic growth rate of 4.1%.

Revenues by Geography

Revenues for both the full year and the fourth quarter of 2023 were strong across all key geographies, with double-digit growth across all regions compared to 2022. The most significant growth was reported in North America, which saw revenues grow by 41.6% year-over-year for the full year and 60.1% year-over-year for the fourth quarter, also supported by the consolidation of Tom Ford Fashion.

5 As previously disclosed, the licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection.

For the full year 2023, revenues in EMEA amounted to €659 million, up 26.6% year-over-year and up 27.7% on a constant currency basis, with an organic growth rate of 18.8%. 4Q 2023 revenues in EMEA came in at €184 million, up 30.9% year-over-year and up 32.7% on a constant currency basis, with an organic growth rate of 14.2% supported by the strong growth of the Zegna-branded products in the DTC channel slightly offset by more muted wholesale reflecting the already mentioned new merchandising strategy. Activity in Europe remained dynamic throughout the year reflecting strong activity for both domestic and foreign consumers. The UAE continued to outperform the rest of the region, recording revenues for the full year 2023 and 4Q 2023 of €69 million and €24 million, respectively, up 35.0% year-over-year for the full year and 22.4% year-over-year for the quarter. Growth on a constant currency basis was 38.2% and 26.7%, and organic growth was 30.9% and 20.2%, respectively for the full year and the fourth quarter 2023.

For the full year 2023, revenues in North America came in at €417 million, up 41.6% year-over-year and up 40.4% on a constant currency basis, with an organic growth rate of 11.4%. Revenues from the U.S. were €385 million, up 42.3% year-over-year and up 40.9% on a constant currency basis, with an organic growth rate of 10.4%. North America revenues for 4Q 2023 were €132 million, up 60.1% year-over-year and up 60.9% on a constant currency basis, with an organic growth rate of 3.2%. Of that, the U.S. contributed €125 million, up 63.4% year-over-year and up 64.4% on a constant currency basis, with an organic growth rate of 4.4%. The organic growth rate was in the high-teens for Zegna-branded products DTC, partly offset by lower wholesale in 4Q 2023, as a result of the impact of the aforementioned shift in wholesale deliveries, and the conversion from wholesale into retail of the Saks Fifth Avenue store in New York. Despite a volatile consumers backdrop, the significant growth in the U.S. – where spending on ZEGNA is almost double pre-pandemic levels – speaks to the success of the ZEGNA One Brand strategy and execution. It is also due to the resilience of the Group’s ultra-luxury offering and the continuing and growing desirability of our brands.

For the full year 2023, revenues in APAC were €788 million, up 22.2% year-over-year and up 27.3% on a constant currency basis, with an organic growth rate of 23.7%. Of that, €596 million came from the Greater China Region, up 20.5% year-over-year and up 25.7% on a constant currency basis, with an organic growth rate of 24.2%. Japan also showed significant growth, with revenues of €85 million, up 29.9% year-over-year and up 39.8% on a constant currency basis, with an organic growth rate of 28.3%. In the fourth quarter, APAC revenues were €241 million, up 39.0% year-over-year and up 44.3% on a constant currency basis, with an organic growth rate of 32.0%. 4Q 2023 revenues from the Greater China Region amounted to €176 million, up 35.0% year-over-year and up 39.3% on a constant currency basis, with an organic growth rate of 36.1%, thanks to the ZEGNA One Brand strategy execution and also as a result of the adverse impact of Covid-19-related restrictions in 4Q 2022. 4Q 2023 revenues from Japan came in at €26 million, up 27.0% year-over-year and up 39.6% on a constant currency basis, with an organic growth rate of 20.7%.

For the full year 2023, revenues in Latin America were €38 million, up 25.6% year-over-year and up 16.2% on a constant currency and organic growth basis. 4Q 2023 revenues came in at €13 million, up 29.6% year-over-year and up 20.9% on a constant currency and organic growth basis.

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Conference Call

As previously announced, today at 8:00 a.m. ET (2:00 p.m. CET), the Company will host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:

Italy (Local): +39 06 9450 1060
United Kingdom (Local): +44 20 3936 2999
United States (Local): +1 646 787 9445

Participant Access Code: 014897

Webcast link: https://events.q4inc.com/attendee/494128045

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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Next Scheduled Announcement

The next scheduled announcement will be the full year 2023 financial results on April 5, 2024. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group is a leading global luxury group listed at the New York Stock Exchange (NYSE: ZGN). The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2023, Ermenegildo Zegna Group had more than 7,000 employees and revenues of €1.9 billion in 2023.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Fourth Quarter 2023 and FY 2023 - Preliminary Unaudited Group Revenues

Group Revenues by Segment (Preliminary and Unaudited)

			FY 2023 vs FY 2022					Q4 2023 vs Q4 2022
(€ thousands, except percentages)	FY 2023	FY 2022	Reported Revenues	Constant Currency	Organic Growth	Q4 2023	Q4 2022	Reported Revenues	Constant Currency	Organic Growth

Zegna	1,322,045	1,176,706	12.4%	13.8%	19.5%	385,290	334,477	15.2%	17.0%	18.2%
Thom Browne	380,287	330,891	14.9%	18.3%	17.8%	98,685	75,818	30.2%	35.0%	24.6%
Tom Ford Fashion	235,544	—	n.m.(*)	n.m.	n.m.	96,964	—	n.m.	n.m.	n.m.
Eliminations	(33,327)	(14,757)	n.m.	n.m.	n.m.	(10,579)	(3,322)	n.m.	n.m.	n.m.
Total revenues	1,904,549	1,492,840	27.6%	29.7%	19.3%	570,360	406,973	40.1%	42.9%	19.6%
______________________________________
(*) Throughout this section “n.m.” means not meaningful

Group Revenues by Product Line (Preliminary and Unaudited)

			FY 2023 vs FY 2022					Q4 2023 vs Q4 2022
(€ thousands, except percentages)	FY 2023	FY 2022	Reported Revenues	Constant Currency	Organic Growth	Q4 2023	Q4 2022	Reported Revenues	Constant Currency	Organic Growth

Zegna branded products	1,109,491	923,942	20.1%	22.3%	22.3%	325,843	274,374	18.8%	20.9%	20.9%
Thom Browne	378,410	330,014	14.7%	18.0%	17.5%	98,283	75,668	29.9%	34.8%	24.3%
Tom Ford Fashion	235,531	—	n.m.	n.m.	n.m.	96,964	—	n.m.	n.m.	n.m.
Textile	150,986	136,769	10.4%	9.4%	9.5%	42,431	37,513	13.1%	12.0%	12.1%
Third Party Brands	25,343	97,792	(74.1%)	(74.2%)	(17.4%)	5,345	18,188	(70.6%)	(69.9%)	(33.5%)
Other	4,788	4,323	10.8%	11.6%	15.4%	1,494	1,230	21.5%	23.7%	32.0%
Total revenues	1,904,549	1,492,840	27.6%	29.7%	19.3%	570,360	406,973	40.1%	42.9%	19.6%

Group Revenues by Sales Channel (Preliminary and Unaudited)

					FY 2023 vs FY 2022							Q4 2023 vs Q4 2022
(€ thousands, except percentages)	FY 2023	% of Revenues	FY 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth	Q4 2023	% of Revenues	Q4 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth

Direct to Consumer (DTC)
Zegna branded products	945,313		772,505		22.4%	25.4%	25.4%	284,170		230,277		23.4%	26.3%	26.3%
Thom Browne	183,422		145,702		25.9%	34.1%	19.7%	57,150		42,983		33.0%	41.4%	13.3%
Tom Ford Fashion	136,291		—		n.m.	n.m.	n.m.	58,499		—		n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	1,265,026	66.4%	918,207	61.5%	37.8%	42.1%	24.5%	399,819	70.1%	273,260	67.1%	46.3%	50.6%	24.3%
Wholesale
Zegna branded products	164,178		151,437		8.4%	7.0%	7.0%	41,673		44,097		(5.5%)	(6.5%)	(6.5%)
Thom Browne	194,988		184,312		5.8%	6.0%	15.7%	41,133		32,685		25.8%	26.5%	39.7%
Tom Ford Fashion	99,240		—		n.m.	n.m.	n.m.	38,465		—		n.m.	n.m.	n.m.
Third Party Brands and Textile	176,329		234,561		(24.8%)	(25.5%)	5.8%	47,776		55,701		(14.2%)	(14.3%)	4.1%
Total Wholesale	634,735	33.3%	570,310	38.2%	11.3%	10.7%	9.6%	169,047	29.6%	132,483	32.6%	27.6%	27.5%	8.9%
Other	4,788	0.3%	4,323	0.3%	n.m.	n.m.	n.m.	1,494	0.3%	1,230	0.3%	n.m.	n.m.	n.m.
Total revenues	1,904,549	100.0%	1,492,840	100.0%	27.6%	29.7%	19.3%	570,360	100.0%	406,973	100.0%	40.1%	42.9%	19.6%

Group Revenues by Geographical Area (Preliminary and Unaudited)

			FY 2023 vs FY 2022					Q4 2023 vs Q4 2022
(€ thousands, except percentages)	FY 2023	FY 2022	Reported Revenues	Constant Currency	Organic Growth	Q4 2023	Q4 2022	Reported Revenues	Constant Currency	Organic Growth

EMEA (1)	658,694	520,226	26.6%	27.7%	18.8%	183,747	140,400	30.9%	32.7%	14.2%
of which Italy	281,793	224,342	25.6%	25.6%	18.4%	69,999	53,234	31.5%	32.7%	17.5%
of which UK	70,191	53,970	30.1%	31.7%	14.7%	21,511	15,362	40.0%	41.9%	3.3%
of which UAE	68,729	50,926	35.0%	38.2%	30.9%	23,635	19,310	22.4%	26.7%	20.2%
North America (2)	417,352	294,686	41.6%	40.4%	11.4%	131,962	82,406	60.1%	60.9%	3.2%
of which United States	384,544	270,312	42.3%	40.9%	10.4%	125,380	76,718	63.4%	64.4%	4.4%
Latin America (3)	37,538	29,889	25.6%	16.2%	16.2%	13,389	10,331	29.6%	20.9%	20.9%
APAC (4)	788,007	644,802	22.2%	27.3%	23.7%	240,635	173,058	39.0%	44.3%	32.0%
of which Greater China Region	595,515	494,110	20.5%	25.7%	24.2%	176,335	130,657	35.0%	39.3%	36.1%
of which Japan	84,990	65,445	29.9%	39.8%	28.3%	26,316	20,727	27.0%	39.6%	20.7%
Other (5)	2,958	3,237	(8.6%)	(8.3%)	(25.6%)	627	778	(19.4%)	(19.1%)	(33.5%)
Total revenues	1,904,549	1,492,840	27.6%	29.7%	19.3%	570,360	406,973	40.1%	42.9%	19.6%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

Monobrand(1) Store Network at December 31, 2023

	At December 31, 2023				At December 31, 2022
Stores	Zegna	Thom Browne	Tom Ford Fashion	Group	Zegna	Thom Browne	Group
EMEA (2)	71	9	4	84	65	10	75
Americas (3)	59	7	12	78	53	7	60
APAC	123	70	35	228	121	46	167
Total Direct to Consumer (DTC)	253	86	51	390	239	63	302
EMEA (2)	55	7	14	76	57	6	63
Americas (3)	63	3	50	116	64	4	68
APAC	33	15	6	54	35	32	67
Total Wholesale	151	25	70	246	156	42	198
Total	404	111	121	636	395	105	500
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at December 31, 2023 or at December 31, 2022. Although some stores may still be operating at December 31, 2023, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
(3)Americas include North America and Latin America.

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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee.

In calculating Organic Growth, the following adjustments are made to revenues:

(a) Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b) Acquisitions and disposals – Revenues generated by businesses and operations acquired or disposed in the current year or prior year are excluded from both periods. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods.
(c) Changes in license agreements where Zegna operates as a licensee – Revenues generated from license agreements where Zegna operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where Zegna operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, sales channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of revenue growth to organic growth, excluding the effects of foreign exchange, acquisitions and disposals and changes in license agreements where Zegna operates as a licensee, by segment, by product line, by sales channel and by geography:

•for the year ended December 31, 2023 compared to December 31, 2022 (FY 2023 vs FY 2022); and
•for the three months ended December 31, 2023 compared to the three months ended December 31, 2022 (Q4 2023 vs Q4 2022).
Segment

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna	12.4%	(1.4%)	—%	(5.7%)	19.5%
Thom Browne	14.9%	(3.4%)	0.5%	—%	17.8%
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%
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(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

	Q4 2023 vs Q4 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna	15.2%	(1.8%)	—%	(1.2%)	18.2%
Thom Browne	30.2%	(4.8%)	10.4%	—%	24.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	40.1%	(2.8%)	26.2%	(2.9%)	19.6%

Product line

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna branded products	20.1%	(2.2%)	—%	—%	22.3%
Thom Browne	14.7%	(3.3%)	0.5%	—%	17.5%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	10.4%	1.0%	(0.1%)	—%	9.5%
Third Party Brands	(74.1%)	0.1%	—%	(56.8%)	(17.4%)
Other	10.8%	(0.8%)	(3.8%)	—%	15.4%
Total for Zegna Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

	Q4 2023 vs Q4 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna branded products	18.8%	(2.1%)	—%	—%	20.9%
Thom Browne	29.9%	(4.9%)	10.5%	—%	24.3%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	13.1%	1.1%	(0.1%)	—%	12.1%
Third Party Brands	(70.6%)	(0.7%)	—%	(36.4%)	(33.5%)
Other	21.5%	(2.2%)	(8.3%)	—%	32.0%
Total for Zegna Group	40.1%	(2.8%)	26.2%	(2.9%)	19.6%

Sales channel

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth

Direct to Consumer (DTC)
Zegna branded products	22.4%	(3.0%)	—%	—%	25.4%
Thom Browne	25.9%	(8.2%)	14.4%	—%	19.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	37.8%	(4.3%)	17.6%	—%	24.5%
Wholesale
Zegna branded products	8.4%	1.4%	—%	—%	7.0%
Thom Browne	5.8%	(0.2%)	(9.7%)	—%	15.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(24.8%)	0.7%	(0.1%)	(31.2%)	5.8%
Total Wholesale	11.3%	0.6%	14.9%	(13.8%)	9.6%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

	Q4 2023 vs Q4 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth

Direct to Consumer (DTC)
Zegna branded products	23.4%	(2.9%)	—%	—%	26.3%
Thom Browne	33.0%	(8.4%)	28.1%	—%	13.3%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	46.3%	(4.3%)	26.3%	—%	24.3%
Wholesale
Zegna branded products	(5.5%)	1.0%	—%	—%	(6.5%)
Thom Browne	25.8%	(0.7%)	(13.2%)	—%	39.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(14.2%)	0.1%	(0.1%)	(18.3%)	4.1%
Total Wholesale	27.6%	0.1%	26.8%	(8.2%)	8.9%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	40.1%	(2.8)%	26.2%	(2.9)%	19.6%

Geographical area

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth

EMEA (1)	26.6%	(1.1%)	15.4%	(6.5%)	18.8%
of which Italy	25.6%	—%	13.0%	(5.8%)	18.4%
of which UK	30.1%	(1.6%)	30.7%	(13.7%)	14.7%
of which UAE	35.0%	(3.2%)	7.3%	—%	30.9%
North America (2)	41.6%	1.2%	41.3%	(12.3%)	11.4%
of which United States	42.3%	1.4%	42.6%	(12.1%)	10.4%
Latin America (3)	25.6%	9.4%	—%	—%	16.2%
APAC (4)	22.2%	(5.1%)	5.5%	(1.9%)	23.7%
of which Greater China Region	20.5%	(5.2%)	2.1%	(0.6%)	24.2%
of which Japan	29.9%	(9.9%)	15.9%	(4.4%)	28.3%
Other (5)	(8.6%)	(0.3%)	17.3%	—%	(25.6%)
Total for Zegna Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

	Q4 2023 vs Q4 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where Zegna operates as a licensee	Organic Growth

EMEA (1)	30.9%	(1.8%)	22.0%	(3.5%)	14.2%
of which Italy	31.5%	(1.2%)	21.1%	(5.9%)	17.5%
of which UK	40.0%	(1.9%)	43.1%	(4.5%)	3.3%
of which UAE	22.4%	(4.3%)	6.5%	—%	20.2%
North America (2)	60.1%	(0.8%)	63.0%	(5.3%)	3.2%
of which United States	63.4%	(1.0%)	65.3%	(5.3%)	4.4%
Latin America (3)	29.6%	8.7%	—%	—%	20.9%
APAC (4)	39.0%	(5.3%)	13.3%	(1.0%)	32.0%
of which Greater China Region	35.0%	(4.3%)	3.4%	(0.2%)	36.1%
of which Japan	27.0%	(12.6%)	21.2%	(2.3%)	20.7%
Other (5)	(19.4%)	(0.3%)	14.4%	—%	(33.5%)
Total for Zegna Group	40.1%	(2.8%)	26.2%	(2.9%)	19.6%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

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